Exhibit 12.1

Statement re: Computation of Ratios

The computation of the ratio of earnings to fixed charges for the years ended December 31, 2009 through 2013 are as follows:

	Years Ended December 31,
(Millions)	2013	2012	2011	2010	2009
Income from continuing operations before income taxes	$2,936.9	$2,545.4	$3,077.8	$2,644.2	$1,901.2
Add back fixed charges	393.2	318.6	293.6	307.7	302.9
Income as adjusted ("earnings")	$3,330.1	$2,864.0	$3,371.4	$2,951.9	$2,204.1

Fixed charges:
Interest expense	$333.7	$268.8	$246.9	$254.6	$243.4
Portion of rents representative of interest factor	59.5	49.8	46.7	53.1	59.5
Total fixed charges	$393.2	$318.6	$293.6	$307.7	$302.9
Ratio of earnings to fixed charges	8.47	8.99	11.48	9.59	7.28